UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No. 2)

Phillips-Van Heusen Corporation
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

718592 10 8
(CUSIP Number)

David S. Rosenthal, Esq.
Dechert LLP
30 Rockefeller Plaza
New York, New York 10112
(212) 698-3500
(Name, Address and Telephone Number of
Person Authorized to Receive Notices and Communications)

May 8, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

Page 1 of 6 Pages

_____________
*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 718592 10 8		Page 2 of 6 Pages
1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Apax Partners Europe Managers Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS* N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,566,119
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,566,119
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,566,119
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* N/A
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.7%
14		TYPE OF REPORTING PERSON* CO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D
CUSIP No. 718592 10 8		Page 3 of 6 Pages
1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Apax Europe V GP Co. Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS* N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,566,119
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,566,119
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,566,119
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* N/A
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.7%
14		TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 718592 10 8	Page 4 of 6 Pages

This Amendment No. 2 (this "Amendment") to the Statement on Schedule 13D amends Items 4 and 7, of the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on February 21, 2003 (the "Original Schedule 13D") and amended by Amendment No. 1 filed on July 20, 2005, by the Reporting Persons with respect to the shares of Common Stock of Phillips-Van Heusen Corporation, a Delaware corporation (the "Company"). Capitalized terms used herein, but not otherwise defined herein, shall have the respective meanings ascribed to such terms in the Original Schedule 13D.

ITEM. 4   PURPOSE OF TRANSACTION

Item 4 is hereby amended by adding the following:

Amendment to Investors' Rights Agreement

The Company and the Europe V Funds have entered into an Amendment to Investors' Rights Agreement (the "Amendment Agreement"). The following discussion provides a description of certain relevant provisions of the Amendment Agreement that may relate to or result in a transaction event or action enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Act.

Pursuant to the terms of the Amendment Agreement, the Company and the Europe V Funds have agreed that effective immediately upon the consummation of the acquisition of the Tommy Hilfiger Corporation by affiliates of the Europe V Funds (the "Tommy Hilfiger Acquisiton"), the Europe V Funds shall no longer be entitled to elect any director of the Company. In addition, to effect the terms of the Amendment Agreement, each Fund agreed to vote in favor of a proposal to amend and restate Section 9(d) of the Certificate of Designations in its entirety as follows:

"(d) Board of Directors Election and Removal

(i)    Election of Directors.    (A) For so long as more than ten percent (10%) of the shares of Series B Stock issued on the Original Issue Date remain outstanding, the holders of the Series B Stock, voting as a separate series, shall be entitled to elect one (1) director of the Corporation ("Series B Director").

(ii)   Quorum: Required Vote

(A)  Quorum.    At any meeting held for the purpose of electing directors, the presence in person or by proxy of the holders of a majority of the shares of the Series B Stock shall constitute a quorum for the election of the Series B Director.

(B)  Required Vote.    With respect to the election of any Series B Director by the holders of the outstanding shares of Series B Stock, that candidate shall be elected who either: (i) in the case of any such vote conducted at a meeting of the holders of the Series B Stock, receives the highest number of affirmative votes of the outstanding shares of the Series B Stock; or (ii) in the case of any such vote taken by written consent with a meeting is elected by the written consent of the holders of a majority of outstanding shares of the Series B Stock.

CUSIP No. 718592 10 8	Page 5 of 6 Pages

(C)  Removal.    Subject to Section 141(k) of the DGCL, any Series B Director may be removed during his or her term of office, without cause, by, and only by, the affirmative vote of shares representing a majority of the voting power of all the outstanding shares of the Series B Stock entitled to vote, given either at a meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders without a meeting

(D)  Procedures.    Any meeting of the holders of the Series B Stock, and any action taken by the holders of the Series B Stock by written consent without a meeting, in order to elect or remove a Series B Director under this Section 11(d), shall be held in accordance with the procedures and provisions of the Corporation's bylaws, the DGCL and applicable law regarding stockholder meetings and stockholder actions by written consent, as such are then in effect (including but not limited to procedures and provisions for determining the record date for shares entitled to vote).

(E)  Termination.    Notwithstanding anything to contrary contained in this Section 9(d), the provisions of this Section 9(d) shall cease to be of any further force or effect upon the earlier of (a) the date on which less than ten percent (10%) of the shares of Series B Stock issued on the Original Issue Date remain outstanding and (b) the date on which the holders of the Series B Stock and/or an affiliate thereof directly or indirectly acquires or controls Tommy Hilfiger Corporation, whether by merger, stock purchase or otherwise. In addition to the foregoing and not in limitation thereof, on or prior to the earlier of such dates, any Series B Director then serving as a director of the Corporation shall resign as a director."

Additionally, pursuant to the terms of the Amendment Agreement, the Company and the Europe V Funds agreed to amend and restate Section 5.1 of the Investors' Rights Agreement to allow for the automatic termination of the Investors' Rights Agreement when the Europe V Funds beneficially own in the aggregate less than 10% of the total voting power of the Company.

Also pursuant to the terms of the Amendment Agreement, on the earlier to occur of the consummation of the Tommy Hilfiger Acquisition and less than 10% of the share of Series B Stock issued on the original issue date remains outstanding, the Europe V Funds agreed to cause the removal of Christian Naëther as a director of the Company pursuant to Section 9(ii)(D) of the Certificate of Designations or use commercially reasonable efforts to do so if pursuant to Section 141(k) of the Delaware General Corporation Law, the Europe V Funds do not have the right to cause such removal.

The foregoing description of the Amendment Agreement is not intended to be complete and is qualified in its entirety by the complete text of the Amendment Agreement, which is filed as Exhibit 1 hereto and is incorporated herein by reference.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
Exhibit 1	Amendment to Investors' Rights Agreement, dated as of May 8, 2006

CUSIP No. 718592 10 8	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
APAX PARTNERS EUROPE MANAGERS LIMITED

By:	/s/ Adrian Beecroft
Name: Adrian Beecroft
Title: Director

By:	/s/ Martin Halusa
Name: Martin Halusa
Title: Director

APAX EUROPE V GP CO. LIMITED

By:	/s/ Sharon Alvarez
Name: Sharon Alvarez
Title: Director